Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following communication was made available to employees of Covance on November 26, 2014:

General Compensation FAQs

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as  well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

General Compensation:

1.	How is my total compensation (base salary, bonus target and equity) impacted after I transition from Covance to LabCorp upon the closing of the merger agreement?

LabCorp is committed, for a period of one year following the closing as we integrate our businesses, to providing continuing employees with annual base compensation and annual target cash incentive amounts that are comparable to the annual base compensation and annual target cash incentive amounts provided to employees by Covance immediately prior to the closing. As we plan for the future, we will continue to be focused on a competitive total compensation package.

For employees who are eligible to receive stock grants from Covance in 2015, the annual target cash incentive amounts described above will include the grant date target value of long-term incentive award opportunities provided to such employees by Covance immediately prior to the closing.

2.	Will there be any changes to my total compensation after the one-year period following closing?
No decisions have been made at this time as to future changes. If there are any changes, information will be shared with employees as it is available.

3.	Will my scheduled promotion and pay adjustment proceed as planned?

Prior to the closing, Covance intends to continue implementing promotions and statutory pay adjustments in accordance with the ordinary course of business and in accordance with parameters agreed upon with LabCorp.

4.	What will be the change to Covance Pay Structures?

Covance Global Pay structures will remain in place up to closing. Additional time is needed to determine information and alignment of the LabCorp Pay Structures. Information on post-closing structures will be shared as it is available.

Recognition Program:

5.	How long will the Covance Recognition program (inclusive: ACE, Service Awards, CWA and Leadership Awards) continue?

Covance will continue to observe the current recognition program with respect to performance periods ending prior to the closing date. Information on the status of the program after closing will be shared as it is available.

6.	Who should I contact regarding my current Recognition awards?
Any technical questions may be directed to Globoforce Customer Service team by email at customerservice@ globoforce.com or by phone as follows:

	USA: 1866 294 2290*	Canada: 1866 299 8308*

	UK: 0845 0800 572†	Ireland: 01 409 8325†

	France: 0811 63 00 65†	Spain: 800 099 451*

	Germany: 0180 200 1074†	Italy: 800 985 499*

	Netherlands: 0900 040 0109†	Rest of the World: +353 1 409 8325

(Office hours: Mon-Fri 9am-5.30pm GMT / Mon-Sat 24 hours EST) * Freephone † Local call rate

Or general program questions may be directed to mAPS by raising a question.

7.	What happens when an employee has accumulated awards and leaves the Company?
Employees are requested to redeem all awards for gift certificates prior to their departure from the Company and may be reminded of this during the exit process.

2014 Year-End Process:

8.	Will 2014 Year-End process still take place?
Covance will continue with the Year-End process for 2014.

9.	Will there be a 2015 Year-End process with LabCorp?
Any future Year-End process will be communicated at the appropriate time.

2014 Bonus:

1.	What will happen to the 2014 performance year bonus?
The 2014 performance year bonus will be paid according to the Covance Annual Bonus Plan document under the same assumptions and timing that was in place prior to the LabCorp announcement.

2.	What will happen to the 2015 performance year bonus?
The 2015 performance year bonus will be determined solely by LabCorp leadership and communicated at the appropriate time.